

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Liudmila Shokhina
President
Petrichor Corp.
18801 Collins Avenue, Suite 102-252
Sunny Isles Beach, FL 33160

> **Re:** **Petrichor Corp.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2014**
> **File No. 333-198969**

Dear Ms. Shokhina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are a shell company as defined by Rule 405 under the Securities Act of 1933, as amended, because you have assets consisting solely of cash and have no or nominal operations. Accordingly, please revise your registration statement, including the prospectus cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences to your company associated with the fact that you are a shell company, including the potential reduced liquidity or the illiquidity of your securities, the restrictions on your ability to utilize registration statements on Form S-8, and the limitations on the ability of your security holders to use Rule 144 under the Securities Act. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act in view of the following:

    *   your are issuing penny stock;
    *   you do not have an office or place of business other than that provided by your President;
    *   you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
    *   you have a net loss of $256 to date and have not generated any revenues to date;
    *   you have assets consisting only of cash; and
    *   your registration statement contains very general disclosure related to the nature of your business and your business plan.

    We note on page 14 that you have "no current plans to merge with another operating company." However, in the adopting release of Rule 419, the Commission stated, "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose, if true, that you are not a blank check company and that your business plan does not include engaging in a merger or acquisition with an unidentified company, companies, entity or person. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Throughout the filing you refer to yourself as a "development stage company." Reference is made to page F-7 which states that you early adopted ASC 2014-10 which removes the distinction between development stage entities and other reporting entities. Given the early adoption, please tell us your consideration of not referring to yourself as a "development stage company."

Prospectus Summary, page 5

4. We note your statement that you expect operations to begin to generate revenue within 8-12 months after completion of the offering. Please revise to clarify that you might not raise any or sufficient funds in the offering to begin operations.

The Offering, page 5

5. Under "Securities Issued and Outstanding," you state you will have 5,300,000 shares outstanding if all the shares in this offering are sold, however it appears that you will have 10,000,000 shares outstanding in such case. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 13

6. We note your statement that "[w]e believe that we will be able to raise enough money through this offering to continue our proposed operations but we cannot guarantee that once we continue operations we will stay in business after doing so." Please revise this statement given that you have not yet begun operations and therefore have no operations to "continue," and to clarify that you may not raise any or sufficient funds in the offering to begin operations.

7. We note your disclosure on page 15 that, upon completion of the offering, you "plan to set up an office and acquire the necessary equipment to continue operations," however on page 20 you state that your "current space is sufficient for your operations." These statements appear to be inconsistent. Considering you say she is providing the office space to you, if the address you have provided is actually a mailing address or Ms. Shokhina's personal address, then please state as much.

8. Please remove the second bullet point under the second full paragraph of this section and second bullet point under the first paragraph on page nine which state that you will not be required to provide an auditor attestation with respect to management's report on the effectiveness of your internal controls over financial reporting or explain why this disclosure is needed.

Liquidity and Capital Resources, page 16

9. Please provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations.

Financial Statements, page F-2

10. Please update your financial statements and related financial information included in the filing. Refer to Rule 8-08 of Regulation S-X.

Notes to Financial Statements, page F-6

Note 2 – Going Concern, page F-8

11. We note a principle cash inflow was a loan from a related party yet there is no discussion of similar loans as a part of management's viable plans. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Part II. Information Not Required in the Prospectus, page 37

Item 16. Exhibits, page 38

12. Please file as an exhibit the form of subscription agreement you plan to use for purposes of offering shares. For guidance, refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Diane J. Harrison